UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December  31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and 401(k) Benefits

    Administration Committee

NCI 401(k) Profit Sharing Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas

June 24, 2009

NCI 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Cash, non-interest bearing	$1,012,553	$1,791

Investments, at fair value (See Note 3)
Registered investment companies (mutual funds)	28,163,009	100,846,928
Common collective trusts	52,962,426	29,642,701
NCI Building Systems, Inc. common stock fund	16,784,662	26,571,903
NCI Blended Stable Value Fund	52,598,714	50,020,134

Participant loans	10,235,359	11,243,432

Total investments	160,744,170	218,325,098

Receivables:
Employer’s contribution	3,692,327	3,591,385
Participants’ contributions	69,175	97,231
Due from broker for securities sales	10,252	392,979
Investment income	1,963,625	1,252,994

Total receivables	5,735,379	5,334,589

Total assets	167,492,102	223,661,478

Liabilities
Due to broker for securities purchases	1,029,981	394,770

Net Assets Available for Benefits at Fair Value	166,462,121	223,266,708

Adjustment From Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	3,336,067	—

Net Assets Available for Benefits	$169,798,188	$223,266,708

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributable to:
Investment (Loss) Income:
Interest and dividends	$2,155,083	$10,439,354
Net depreciation in fair value of investments (See Note 3)	(52,453,613)	(15,600,663)

Total investment loss	(50,298,530)	(5,161,309)

Contributions:
Employer – cash	8,698,974	8,395,167
Participants	13,663,901	13,133,994
Rollovers	911,498	1,765,593

Total contributions	23,274,373	23,294,754

Total investment (loss) income and contributions	(27,024,157)	18,133,445

Deductions from net assets attributable to:
Benefits paid directly to participants	(26,041,584)	(15,601,468)
Administrative expenses	(402,779)	(324,491)

Total deductions	(26,444,363)	(15,925,959)

(Decrease) Increase in Net Assets Available for Benefits	(53,468,520)	2,207,486

Net Assets Available for Benefits, Beginning of Year	223,266,708	221,059,222

Net Assets Available for Benefits, End of Year	$169,798,188	$223,266,708

The accompanying notes are an integral part of these financial statements

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1: Description of the Plan

The following description of NCI 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator.

General

The Plan is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the Company) who have completed three months of service, are employed on the first day of the calendar quarter, and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer only 6% according to the Plan Document. The Company may contribute to the Plan a minimum matching amount equal to 66.67% of the employee’s contribution to the Plan up to 6% of the participant’s eligible compensation. Additional amounts may be contributed depending upon the Company’s annual return on assets. The Company contribution is made in cash. Participants direct the investment of their contributions as well as the Company’s contribution into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, common/collective trust funds, and the NCI Company Stock Fund as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations of expenses are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting and Forfeitures

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 6 years of continuous service. In addition, any former employee of Robertson-Ceco Corporation who was a participant in the Robertson-Ceco Savings Plan as of July 31, 2006 and who became a participant in the Plan on August 1, 2006 as a result of the merger of the plans, is fully vested in all accounts maintained by the Plan for such participant.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $70,000 and $64,000, respectively. Also, in 2008 and 2007, employer contributions were reduced by approximately $270,000 and $212,000, respectively, from forfeited non-vested accounts.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum cash amount equal to the vested value of his account, NCI Common Stock at the value of the NCI Stock Fund equal to the vested value of his account, or subject to minimum distribution rules described in the Plan, continue in the trust in such a manner as though the employee had not terminated his eligibility (if the participant’s account balance is greater than $5,000, excluding rollover contributions).

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (as adjusted in accordance with the Plan to take into account loans outstanding to a participant during the prior one-year period), or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants’ account and bear interest at rates that are commensurate with local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust: Valued at fair value based on information reported in the audited financial statements of the collective trust at year-end.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 4).

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB No. 157). FASB No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. FASB No. 157 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Plan’s adoption of FASB No. 157 did not have a material effect on the Plan’s financial statements. The hierarchy established under FASB No. 157 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$28,163,009	$—	$—	$28,163,009

Common Stock Fund	—	16,784,662	—	16,784,662

Common Collective Trusts	—	52,962,426	—	52,962,426

NCI Blended Stable Value Fund	—	41,485,258	11,113,456	52,598,714

Participant Loans	—	—	10,235,359	10,235,359

Total Assets at Fair Value	$28,163,009	$111,232,346	$21,348,815	$160,744,170

Level 3 Gain and Loss: The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Level 3 Assets (Year Ended December 31, 2008)
	Guaranteed Investment Contract	Participant Loans
Balance, beginning of the year	$15,492,885	$11,243,432

Realized gains/(losses)	—	—

Unrealized gains/(losses) relating to instruments still held at the reporting date	(78,900)	—

Purchases, sales, issuances and settlements (net)	(4,300,529)	(1,008,073)

Balance, end of year	$11,113,456	$10,235,359

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Plan Tax Status

The Plan obtained its latest determination letter on August 2, 2006, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Reclassifications

Certain items in the 2007 financial statements have been reclassified to conform to the 2008 financial statement presentation. Such reclassifications had no effect on net assets available for benefits or the change in net assets available for benefits.

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3: Investments

The following table presents the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are separately identified.

	2008	2007
NCI Building Systems Inc., common stock fund 1,007,808 and 893,317 shares, respectively	$16,784,662	$26,571,903
RVS Retirement PLUS 2040	—	14,247,202
RVST Equity Index Fund I	—	27,301,881
RVS Diversified Equity Income	—	12,222,259
Hartford Growth Opportunities HLS	—	11,828,172
EuroPacific Growth Fund	—	17,024,292
RVS Core Port Diversified US Large CAP Equity Fund	26,165,273	—
RVS Core Port Diversified US Small CAP Equity Fund	10,730,798	—
Core Port Diversified Intl Equity Fund	8,703,402	—
NCI Blended Stable Value Fund	52,598,714	50,020,134
Participant Loans bearing interest at 4.75% to 10.50%	10,235,359	11,243,432
Investments under 5%	35,525,962	47,865,823

Total investments	$160,744,170	$218,325,098

During the years ended 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $52,453,613 and $15,600,663, respectively.

	2008	2007
Mutual funds	$(16,463,853)	$1,268,589
Common stock fund	(10,615,235)	(18,822,727)
Common collective trusts	(27,841,778)	1,120,987
NCI Blended Stable Value Fund	2,467,253	832,488

Net depreciation in fair value	$(52,453,613)	$(15,600,663)

Interest and dividends realized on the Plan’s investments for the years ended 2008 and 2007 were $2,155,083 and $10,439,354, respectively.

Note 4: Investment Contract with Insurance Company

In 2006, the Plan entered into a benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual). The investment contract is included in the NCI Blended

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Stable Value Fund. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. At December 31, 2008, the investment contract, included in the NCI Blended Stable Value Fund, is recorded at fair value with an adjustment to contract value. At December 31, 2007, such investment was recorded at contract value, which approximates fair value, and accordingly, no adjustment to fair value was necessary. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	2008	2007
Based on actual earnings	4.75%	4.75%
Based on interest rate credited to participants	4.75%	4.75%

The Plan does not allow participants to make any additional contributions to this investment contract.

Note 5: Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Wachovia Bank, N.A. (formerly Ameriprise Trust Company), which is the trustee and the record keeper of the Plan. Additionally,

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

the plan invests in shares of the Company’s common stock and participant loans. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.

The Plan incurs expenses related to general administration. The plan sponsor pays these expenses and certain accounting fees relating to the Plan.

Note 6: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 7: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007, to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$169,798,188	$223,266,708
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,336,067)	—

Net assets available for benefits per Form 5500	$166,462,121	$223,266,708

Net (decrease) increase in net assets available for benefits per the financial statements	$(53,468,520)	$2,207,486
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,336,067)	343,465

Net (decrease) increase in net assets available for benefits per the Form 5500	$(56,804,587)	$2,550,951

NCI 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 8: Partial Plan Termination

In 2008 and 2009, in connection with the closing of certain plants of the Company resulting from the economic downturn and restructuring, employees were terminated from the Company’s employment and were no longer active participants, as defined in the Plan. This constituted a partial plan termination, and therefore, up to the date the action plan is complete, all affected employees with unvested Company match funds in the Plan became immediately and fully vested on such date of termination.

Note 9: Subsequent Events

Effective January 1, 2009, the Plan was amended to make the matching contributions fully discretionary. Employer matching contributions scheduled to occur for the quarter ended March 31, 2009 have been suspended.

Effective January 1, 2009, the maximum contribution allowed by highly compensated employees increased from 6% to 7% of their annual compensation.

NCI Building Systems, Inc. common stock trading price is subject to significant price fluctuations. At June 16, 2009, the NCI Building Systems, Inc. common stock fund decreased by approximately $14 million based on changes in the trading price and excluding volume fluctuations.

Supplemental Schedule

NCI 401(k) Profit Sharing Plan

EIN 76-0127701 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
*	RVS Core Port Diversified US Large CAP Equity Fund	RVST COLLECTIVE FUNDS-EQUITY**	$26,165,273
*	RVS Core Port Diversified US Small CAP Equity Fund	RVST COLLECTIVE FUNDS-EQUITY**	10,730,798
	Core Port Diversified Bond Fund	COLLECTIVE FUNDS-EQUITY	7,362,952
	Vanguard Target Retirement 2010	MUTUAL FUNDS-EQUITY	3,961,042
	Vanguard Target Retirement 2015	MUTUAL FUNDS-EQUITY	5,485,566
	Vanguard Target Retirement 2020	MUTUAL FUNDS-EQUITY	6,972,569
	Vanguard Target Retirement 2025	MUTUAL FUNDS-EQUITY	3,802,784
	Vanguard Target Retirement 2030	MUTUAL FUNDS-EQUITY	2,765,370
	Vanguard Target Retirement 2035	MUTUAL FUNDS-EQUITY	1,281,798
	Vanguard Target Retirement 2040	MUTUAL FUNDS-EQUITY	1,073,615
	Vanguard Target Retirement 2045	MUTUAL FUNDS-OTHER	588,870
	Vanguard Target Retirement 2050	MUTUAL FUNDS-EQUITY	170,385
	Vanguard Target Retirement Income	MUTUAL FUNDS-EQUITY	2,061,011
	Core Port Diversified Intl Equity Fund	COLLECTIVE FUNDS-EQUITY **	8,703,402
*	Participant Promissory Notes	Loans to participants bearing interest at rates ranging from 4.75% to 10.5% **	10,235,359
*	NCI Common Stock Fund	COMMON STOCK **	16,784,662
*	NCI Blended Stable Value Fund	COLLECTIVE FUNDS**	52,598,714

			$160,744,170

*	Indicates a party-in-interest as defined by ERISA
**	Represents investment comprising at least 5% of net assets available for benefits
***	Cost information is not presented because all investments are participant directed

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

DATE: June 25, 2009	By:	/s/ Mark E. Johnson
		By:	Mark E. Johnson
		Title:	Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm